UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MYRIAD GENETICS, INC.
(Name of Issuer)
-----------------------------------------------------------

Common Stock
(Title of Class of Securities)
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62855J104
(CUSIP Number)
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December 31, 1998
(Date of Event Which Requires Filing of this Statement)
-----------------------------------------------------------


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 pages

Cusip 62855J104
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1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS Brinson, Inc. (formerly known as UBS Asset Management
(New York) Inc.
13-2725861
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2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/   See Item 8 of attached schedule.
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3
SEC USE ONLY
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4
Citizenship or Place of Organization - New York
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Number of       5.  Sole Voting Power           __________
Shares Bene-    6.  Shared Voting Power            499,500
ficially        7.  Sole Dispositive Power      __________
Owned by Each   8.  Shared Dispositive Power       499,500
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting
Person
499,500 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (11)
5.3%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
IA
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* UBS Brinson, Inc. disclaims beneficial ownership of such
securities.

Page 2 of 6 pages

Cusip 62855J104
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS AG
98-0186363
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/ See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Switzerland
-----------------------------------------------------------

Number of       5.  Sole Voting Power           __________
Shares Bene-    6.  Shared Voting Power            499,500
ficially        7.  Sole Dispositive Power      __________
Owned by Each   8.  Shared Dispositive Power       499,500
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting
Person
499,500 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (11)
5.3%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
BK See Item 3 of attached schedule.
-----------------------------------------------------------

* UBS AG disclaims beneficial ownership of such securities.

Page 3 of 6 pages

Cusip 62855J104
-----------------------------------------------------------

Item 1(a).  Name of Issuer:
MYRIAD GENETICS, INC.

Item 1(b).  Address of Issuer's Principal Executive
Offices:
320 Wakara Way
Salt Lake City, UT  84108
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Item 2(a) Name of Persons Filing:
UBS Brinson, Inc. ("UBS") and UBS AG ("UBSAG").
Item 2(b) Address of Principal Business Office or, if none,
Residence:
UBS's principal business office is located at:
10 E. 50th Street, New York, NY  10022
UBSAG's principal business office is located at:
Bahnhofstrasse 45
8021, Zurich, Switzerland

Item 2(c) Citizenship:
Incorporated by reference to Item 4 of the cover pages.

Item 2(d) Title of Class of Securities:
Common Stock (the "Common Stock")

Item 2(e) CUSIP Number:
62855J104
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Item 3.  Type of Person Filing:
UBS is an Investment Adviser registered under section 203
of the Investment Advisers Act of 1940. UBS AG is
classified as a Bank as defined in section 3(a)(6) of the
Act pursuant to no action relief granted by the staff of
the Securities and Exchange Commission.
-----------------------------------------------------------

Item 4 (a)-(c)(iv).  Ownership:
Incorporated by reference to Items 5-11 of the cover pages.
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Item 5.  Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
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Page 4 of 6 pages

Cusip 62855J104
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Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:
Accounts managed on a discretionary basis by UBS and/or UBS
AG have the right to receive or the power to direct the
receipt of dividends from, or the proceeds from the sale
of, the Common Stock.  No account holds more than 5 percent
of the outstanding Common Stock.
-----------------------------------------------------------

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By
the Parent Holding Company:
[See item 3 above]
-----------------------------------------------------------

Item 8 Identification and Classification of Members of the
Group:
UBS is an indirect wholly-owned subsidiary of UBS AG.  UBS
AG is reporting indirect beneficial ownership of holdings by reason of its ownership of UBS and UBS (USA) Inc., a parent holding company of UBS. UBS AG does not hereby affirm the existence of a group within the meaning of Rule
13d-5(b)(1).
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Item 9 Notice of Dissolution of Group:
Not Applicable
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Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 14, 1999

UBS Brinson, Inc.

By:/s/ Mark F. Kemper       By:/s/ Samuel W. Anderson
Mark F. Kemper                 Samuel W. Anderson
Secretary                      President

UBS AG

By:  /s/ Louis R. Eber      By:/s/ Janet R. Zimmer
Louis R. Eber                  Janet R. Zimmer
Executive Director             Executive Director
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Page 5 of 6 pages

Cusip 62855J104
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EXHIBIT 1
AGREEMENT TO MAKE A JOINT FILING

UBS Brinson, Inc. and UBS AG each agrees that this Schedule
13G (including all amendments thereto) is filed by and on behalf of each such party.

Date:  April 14, 1999

UBS Brinson, Inc.

By:/s/ Mark F. Kemper       By:/s/ Samuel W. Anderson
Mark F. Kemper              Samuel W. Anderson
Secretary                   President

UBS AG

By:  /s/ Louis R. Eber      By:/s/ Janet R. Zimmer
Louis R. Eber                  Janet R. Zimmer
Executive Director             Executive Director


Page 6 of 6 pages